DELTA MUTUAL, INC.
                             111 North Branch Street
                             Sellersville, PA 18960

February 2, 2006

Robert Telewicz
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

    RE:  Delta Mutual, Inc.
         Item 4.02 Form 8-K
         Filed January 26, 2006
         File No. 000-30563

Dear Mr. Telewicz:

Delta Mutual, Inc. (the "Company") has received a comment letter from the Securities and Exchange Commission ("Commission") under date of January 31, 2006. As requested in such letter, the Company herewith provides the response to the question raised by staff. For convenience, the comment is repeated below, followed by the Company's response.

Form 8-K

SEC COMMENT 1: We note in your amended Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarterly period ended March 31, 2005, that you have concluded that your disclosure controls and procedures were effective despite the material error that lead to your restatement. Explain to us what consideration you have given to expanding your disclosure to more fully discuss how you arrived at that conclusion. Include in your response your rationale for determining that your disclosure controls and procedures were effective given your restatements.

COMPANY RESPONSE: In accordance with ss.240.13a-14(c) of the General Rules and Regulations, Securities Exchange Act of 1934, as amended (the "Exchange Act") for purposes of the certification rules applicable to filings under Section 13 of the Exchange Act, "disclosure controls and procedures" are defined as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its Exchange Act reports is accumulated and communicated to the issuer's management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Prior to restating our financial statements for the year ending December 31, 2004 and the three-month period ending March 31, 2005, and amending our Form 10-K and Form 10-Q for the respective periods, we reviewed our disclosure controls and procedures and concluded that they were adequate and effective and did not require expansion. In this review, we concluded that we have in place controls and procedures designed to ensure that information we are required to disclose in our Exchange Act reports is accumulated and communicated to our management, including our President and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Our rationale for the above determination is as follows. The error that lead to the restatement of our financial statements, was the result of our treatment of the embedded conversion feature of the 6% convertible notes and related warrants issued in 2004. In our Form 10-K for the year ending December 31, 2004 and in our Form 10-Q for the three months ending March 31, 2005, we fully disclosed the issuance of the convertible notes and related warrants. The restatement was due to the adoption of a change in accounting principle in accordance with EITF 00-27, solely with respect to the embedded conversion feature of the related warrants. The restatement was not a result of the failure to disclose any material event.

         As President of the Company, this is to confirm that the Company is responsible for the accuracy and adequacy of the disclosure in the filings. I personally review all filings before they are submitted and work closely with the Company's legal counsel and independent auditor.

         I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,


/s/ Peter F. Russo

Peter F. Russo
President
Delta Mutual, Inc.

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